FORM RW  APPLICATION FOR WITHDRAWAL

CREATIVE BUSINESS CONCEPTS, INC.

One Technology Drive, Bldg. H

Irvine, California  92618

17 October 2005

VIA EDGAR

SECURITIES AND EXCHANGE COMMISSION

450 5th Street, N.W.

Washington D.C. 20549-0306

Re:	Company:	Creative Business Concepts, Inc.
	File No.:	333-121872
	Form:	Registration Statement on Form SB-2
	Request:	Application for Withdrawal of

Ladies and Gentlemen:

CREATIVE BUSINESS CONCEPTS, INC. (the “Company”) hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-121872, and all exhibits thereto (collectively, the “Registration Statement”). This is in accordance with Rule 477 of the Securities Act of 1933 (the “Securities Act”).

The Company is no longer seeking, at this time, to issue shares of its stock and desires to not register any of its shares under the Registration Statement. It is also important to note that no shares of any kind of the Company have been sold pursuant to the Registration Statement. For this reason, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

It is our understanding the withdrawal requested herein will be effective upon the filing of this Form RW unless we are contacted and informed to the contrary by the Commission. Therefore, filing of this Form RW and the withdrawal of the Registration Statement will obviate the need for the Company to respond to the comment letter issued by the Commission.

Should you have any comments or questions in response to this Form RW, please contact our legal counsel, Keith A. Rosenbaum, as follows:

Keith A. Rosenbaum

SPECTRUM LAW GROUP, LLP

1900 Main Street, Suite 125

Irvine, California  92614

Tel:  949-851-4300

Fax:  949-851-5940

keith@spectrumlawgroup.com

Very truly yours,

CREATIVE BUSINESS CONCEPTS, INC.

By:	/s/ J. Richard Shafer
J. RICHARD SHAFER,
Chief Executive Officer

By:	/s/ David Noyes
DAVID NOYES,
Chief Financial Officer